UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject:  Outcome of Board Meeting held on February 26-28, 2026

The Bank has made the below announcements to the Indian stock exchanges:

The Board of Directors of ICICI Bank Limited (the Bank), at its meeting which concluded today, approved purchase of up to 2.0% additional shareholding in its subsidiary, ICICI Prudential Life Insurance Company Limited (ICICI Life). This purchase will primarily be towards maintaining the Bank’s majority shareholding in the event of exercise of stock-based compensation of ICICI Life. The above will be subject to receipt of requisite approvals.

The Board meeting commenced at 5:30 p.m. on February 26, 2026 and concluded today at 11:06 a.m.

Please take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: February 28, 2026	By:	/s/ Vivek Ranjan

		Name:	Vivek Ranjan
		Title:	Associate Leadership Team